IPA to Report Financial Results and Recent Business Highlights for First Quarter Fiscal Year 2025 on December 10, 2024

The Company to host an earnings conference call via webcast

VICTORIA, BRITISH COLUMBIA (CANADA), December 3, 2024 – IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced that it will host a conference call to discuss its quarterly results and recent business highlights for second quarter fiscal year 2025, on Tuesday, December 10, 2024, at 10:30 am Eastern Time. The financial results will be issued in a press release prior to the call. ImmunoPrecise management will host the conference call followed by a question-and-answer period.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Tuesday, December 10, 2024, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx.

***Participant Dial-In Details***

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 3224490 or Conference Name.

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

***Webcast Details***

Attendee URL:

https://events.q4inc.com/attendee/560160139

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.